

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Hermann Lubbert, Ph.D.
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

      Re: Biofrontera Inc.
           Amendment No. 8 to Registration Statement on Form S-1
           Filed October 14, 2021
           File No. 333-257722

Dear Dr. Lubbert:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1

Summary, page 1

1.   We reissue our oral comment as further discussed this morning. As discussed, as Ameluz has not been submitted to the FDA for an IND for all indications included in the product table, including those indicated as "Phase III," revise the product development table to depict the products in a traditional pipeline format, indicating the current FDA status of all indications. For those indications for which an IND has not been submitted, remove them from the pipeline table to the extent they are not material. To the extent indications for which an IND has not been submitted are material, indicate the expected IND submission date, to the extent known.

You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Older, Esq.